Ronald L. Wilder, Chief Executive Officer                 Monday, April 08, 1998
Titan Technologies, Inc.
3206 Candelaria N.E.
Albuquerque, New Mexico 87107



Dear Ron:


Effective as of April 6, 1998, I hereby tender my resignation as director, secretary, and treasurer of Titan Technologies, Inc. I shall continue on in the capacity of general counsel, should you wish me to, to help wind up a few matters, including finalization of the contract with Tyre Recycling Europe, Ltd. (Jeremy Francis), until you. can find someone else. You have the option of keeping me on at my current salary or paying me at the rate of $125.00 per hour. Of course, since I haven't been paid at all for well over a month, these are claims that will remain rather speculative at best. As I have already made you emphatically aware, the precipitating reason for this resignation is my refusal to continue on a Board of Directors which is betraying the interests of its shareholders. Ron Allred has refused to turn over research data in a contractual disclosure required by Cytec Fiberite, Inc. as a condition precedent to the purchase by Cytec of Titan's carbon composites recycling technology unless Allred receives personally a portion of the license fee to be paid Titan. As you know, all research data, for which Allred was well compensated by government grants, were obtained under the auspices of an exclusive research contract with the Company which contemplated that those results would belong to the Company. Allred has no right to withold them when they are requested by Titan, and his attempt to do so is sheer economic coercion. Given his special knowledge of the Company's financial condition as director of Titan, his actions are tantamount to his pointing a gun to our head. You believe it is somehow unreasonable for me to call unlawful conduct unlawful. I cannot in good conscience do anything else, especially since you already assured me you had enlisted Allred's cooperation in the Cytec Fiberite matter diplomatically. Allred's conduct has not been a surprise to me, and I have asked you to help me confront and deal with it since at least last June. Furthermore, you and Allred have discussed stripping Titan of the major part of its assets to form a new company in which Titan would be a minor participant through an equity position equivalent to Allred's and other Titan insiders. The subject arose as recently as last Friday and goes at least as far back as last summer when AbTech proposed buying Titan out for $100,000.00 and forming a new corporation with Titan as a minority shareholder. Over and over again I have told you that this kind of transaction would be unlawful and that planning by management and commitment of scarce corporate funds to help effect it constitutes diversion and breach of fiduciary duty. Failure to disclose this intent on management's part is very possibly fraudulent. Certainly, if financing is realistically available for such a new venture, it would probably be available for Titan on some basis from the same sources. As President of Titan, it is your first duty to secure Titan those benefits directly. It has been a matter of real concern to me that your refusal to do anything over the last two years to develop alternative independent sources of finance may be more or less intentional, since you have kept talking about forming new companies apart from Titan based on technologies developed with Titan's funds.

I have never thought your plans were very realistic, but I do believe that you have overlooked or ignored possible sources of funding that could have kept Titan going. There are many other areas of disagreement between us which we have discussed in the past, but this one is more serious than most. While I believe that you have always had good intentions, good intentions are not enough. You have to make serious efforts to make the things we have planned for Titan and made representations about to our shareholders happen, and you have simply not been willing to do this. When you started selling stock in Titan and TRTC in North Carolina and elsewhere to people beyond your immediate circle of relatives and friends, you took on a public trust. When a secondary market was activated for Titan's stock and we became a reporting company, these responsibilities increased manifold. You cannot continue to run Titan as your private preserve. My primary responsibility is and has always

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been to the  shareholders  as a  whole,  and I feel  my  greatest  failing  as a director, officer, and general counsel of Titan has been to allow that duty to be affected by my personal loyalty to you. For over ten years, I have regarded you as a friend. For a long time, I had in addition faith in your judgement and drive to make Titan a success. I have become very disillusioned and even bitter because you have continually put me into a position recently where I had to choose between my friendship for you and my sense of professional duty, personal honor, and corporate responsibility. I cannot abide this conflict any longer. If anything, I have continued too long in what I feel is a false position.

As I said at the outset, I shall assist passively to bring a few matters to a conclusion that may be of benefit to the Company and to perform a few remaining ministerial functions, if you want me to, but I can no longer continue as an officer, executive, or director of Titan. This Company has been my dream and my life, even my hope for my children's future. It is with sincere regret that I tender this resignation.



      Very Sincerely Yours,

                                                S/ Bruce R. Clark


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